Exhibit 99.1

Company Contacts: Pasquale (Pat) Di Lillo Vice President, Chief Financial Officer (514) 397-2592

BIRKS GROUP REPORTS MID-YEAR 2019 RESULTS INCLUDING A 6% INCREASE IN NET SALES

Montreal, Quebec. November 16, 2018 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the twenty-six week period ended September 29, 2018.

Financial Highlights

All figures presented herein are in Canadian dollars.

The first half of fiscal 2019 was the continuation of a transformational period during which the Company continued to invest considerably in both short-term and long-term growth initiatives as part of its five-year strategic plan intended to put the Company on a clear path to value creation for its stakeholders. During the twenty-six week period ended September 29, 2018, the Company reported an increase in net sales of $3.6 million.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “As announced in July of this year, the Company continues to focus on the execution of our five-year strategic plan and its key initiatives. The results of the first-half of fiscal 2019, as expected, are reflective of this fact as we continue to invest in the core growth areas we have identified. We are pleased with the sales growth experienced during the period, especially the performance of the underlying retail business, which benefited from the impact of the fully renovated Montreal Flagship store. This is a promising sign of things to come as we continue the renovation of our Vancouver Flagship location and the major remodeling of our Toronto Flagship location, which is expected to be completed in the fourth quarter of fiscal 2019. We remain confident that the execution of our strategic initiatives will lead to long-term value creation.”

Financial overview for the twenty-six week period ended September 29, 2018:

•

Net sales from continuing operations in the twenty-six week period ended September 29, 2018 increased by $3.6 million to $68.7 million, compared to $65.1 million in the twenty-six week period ended September 23, 2017. The $3.6 million increase in net sales was driven by a strong performance of the core retail business (excluding stores currently under renovation) mainly due to the re-opening of the Montreal Flagship store, by increased e-commerce sales, as well as by the successful execution of targeted marketing campaigns, partially offset by lower sales at stores undergoing renovations;

•

Comparable store sales from continuing operations in the twenty-six week period ended September 29, 2018 were 4% greater than in the comparable prior year period. Comparable store sales from continuing operations increased by 7% when excluding the Company’s Toronto Flagship location. This store is in a temporary location while the building undergoes major renovations. This increase was primarily driven by a significant increase in sales of Birks branded jewelry collections and bridal offerings, as well as by an increase in sales of third party branded watches;

•

Gross profit from continuing operations was $26.4 million, or 38.4% of net sales, during the 26-week period ended September 29, 2018, compared to $26.1 million, or 40.0% of net sales, during the comparable prior year period. The gross margin rate decrease of approximately 160 basis points was primarily attributable to product sales mix driven by an increase in sales of third party branded watches, as well as by increased promotional activity during the period mainly attributable to the Company’s efforts to sell through slow moving inventory in order to focus on more productive inventory;

•

Selling, general and administrative (“SG&A”) expenses from continuing operations, increased by $2.2 million, mainly due to increased marketing spending and increased strategic investment spending expended in the areas of compensation, branding, and information technology, in line with the Company’s five-year strategic plan implemented to drive long-term growth and value creation; and

•

The Company’s operating loss from continuing operations during the twenty-six week period ended September 29, 2018 was $8.5 million, an increase of $2.6 million compared to $5.9 million in the comparable prior year period. Adjusted operating loss from continuing operations (see “Non-GAAP Measures” below), which excludes restructuring costs, was $8.0 million, an increase of $2.1 million, compared to $5.9 million in the comparable prior year period.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 26 stores under the Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand and two retail locations in Vancouver under the Graff and Patek Philippe brands. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Change in Reporting Currency

The Company changed its reporting currency from U.S. dollars ($USD) to Canadian dollars ($CAD) for the period commencing April 1, 2018. The Company ceased using the U.S. dollar as its reporting currency in order to better reflect the fact that subsequent to the Company’s divestiture of its former wholly-owned subsidiary, Mayor’s Jewelers, Inc., on October 23, 2017, its business is primarily conducted in Canada, and a substantial portion of its revenues, expenses, assets and liabilities are denominated in $CAD.

Non-GAAP Measures

The Company reports information in accordance with U.S Generally Accepted Accounting Principles (“U.S GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Total operating expenses from continuing operations and operating loss from continuing operations

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior fiscal year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The tables below reconcile total operating expenses from continuing operations and operating loss from continuing operations from GAAP to non-GAAP for the periods presented.

Reconciliation of non-GAAP measures		26 Weeks Ended September 29, 2018
CAD ($‘000)	GAAP	Restructuring costs (a)	Non-GAAP
Total operating expenses – from continuing operations	34,868	(498)	34,370
as a % of net sales from continuing operations	50.7%		50.0%
Operating loss – from continuing operations	(8,495)	498	(7,997)
as a % of net sales from continuing operations	(12.4)%		(11.7)%

Reconciliation of non-GAAP measures		26 Weeks Ended September 23, 2017*
($‘000)	GAAP	Restructuring costs (a)	Non-GAAP
Total operating expenses – from continuing operations	31,964	—	31,964
as a % of net sales from continuing operations	49.1%		49.1%
Operating loss – from continuing operations	(7,349)	—	(7,349)
as a % of net sales from continuing operations	(11.3)%		(11.3)%

(a)	Expenses associated with the Company’s operational restructuring plan
(*)

The Company has changed its reporting currency from U.S dollars (“USD”) to Canadian dollars (“CAD”) for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (see note 1 to the accompanying notes to the financial statements in the Company’s Form 6-K for the 26-week period ended September 29, 2018)

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the Company continues to invest considerably in both short-term and long-term growth initiatives as part of its five-year strategic plan intended to put the Company on a clear path to value creation for its stakeholders; that the Company continues to focus on the execution of its five-year strategic plan and its key initiatives; that the recent renovation of the Montreal Flagship location is a promising sign of things to come as the Company continues the renovation of its Vancouver Flagship location and the major remodeling of its Toronto Flagship location; that the major remodeling of the Company’s Toronto Flagship location is expected to be completed in the fourth quarter of fiscal 2019; and that the execution of the Company’s strategic initiatives will lead to long-term value creation. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; and (iv) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2018 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands)

	26 weeks ended September 29, 2018	26 weeks ended September 23, 2017*
Net sales	$68,728	$65,071
Cost of sales	42,355	39,020

Gross profit	26,373	26,051
Selling, general and administrative expenses	32,471	30,330
Restructuring charges	498	—
Depreciation and amortization	1,899	1,634

Total operating expenses	34,868	31,964

Operating (loss) income	(8,495)	(5,913)
Interest and other financial costs	1,866	1,436

(Loss) income from continuing operations	(10,361)	(7,349)
Income taxes (benefits)	—	—
Net (loss) income from continuing operations	(10,361)	(7,349)
(Loss) income from discontinued operations, net of tax	(444)	1,802

Net loss	(10,805)	(5,547)

Weighted average common shares outstanding
Basic	17,961	17,961
Diluted	17,961	17,961
Net loss per common share
Basic	$(0.60)	$(0.31)
Diluted	$(0.60)	$(0.31)
Net loss from continuing operations per common share
Basic	$(0.58)	$(0.41)
Diluted	$(0.58)	$(0.41)

(*)

The Company has changed its reporting currency from U.S dollars (“USD”) to Canadian dollars (“CAD”) for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (see note 1 to the accompanying notes to the financial statements in the Company’s Form 6-K for the 26-week period ended September 29, 2018)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – UNAUDITED

(In thousands)

	As of
	September 29, 2018	March 31, 2018* (recast)
Assets
Current assets:
Cash and cash equivalents	$1,224	$1,005
Accounts receivable and other receivables	3,989	6,210
Inventories	88,618	84,827
Prepaid expenses and other current assets	3,379	4,929

Total current assets	97,210	96,971
Property and equipment	24,060	19,426
Long-term receivables	926	—
Intangible assets and other assets	5,888	3,878

Total non-current assets	30,874	23,304

Total assets	$128,084	$120,275

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$43,603	$36,925
Accounts payable	27,161	26,364
Accrued liabilities	8,630	7,496
Current portion of long-term debt	3,349	3,372

Total current liabilities	82,743	74,157
Long-term debt	14,480	4,838
Other long-term liabilities	9,138	8,803

Total long-term liabilities	23,618	13,641
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	35,593	35,593
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,099	19,042
Accumulated deficit	(90,592)	(79,787)
Accumulated other comprehensive income (loss)	(132)	(126)

Total stockholders’ equity	21,723	32,477

Total liabilities and stockholders’ equity	$128,084	$120,275

(*)

The Company has changed its reporting currency from U.S dollars (“USD”) to Canadian dollars (“CAD”) for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (see note 1 to the accompanying notes to the financial statements in the Company’s Form 6-K for the 26-week period ended September 29, 2018)